Pioneer Exploration Inc.
750 West Pender Street, Suite 202
Vancouver, British Columbia
V6C 2T7     Canada

VIA EDGAR

March 30, 2009

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC
20549

Attention:  Jill S. Davis

Dear Ms. Davis:

Re:	Pioneer Exploration Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended August 31, 2008
Filed December 2, 2008
Form 10-Q for the Fiscal Quarter Ended November 30, 2008, as amended
Filed March 5, 2009
Response Letter Dated March 4, 2009
File No. 333-135743

Further to your comment letters of February 27, 2009 and of March 17, 2009, I confirm that the following documents are attached to this response letter for your further review and comment:

1.	Form 10-K/A – 1st Amendment; and
2.	Form 10-Q/A – 2nd Amendment.

The following are the responses to your comments found in your February 27, 2009 comment letter.

Form 10-K for the Fiscal Year Ended August 31, 2008

Controls and Procedures, page 24

1.
I confirm that the disclosure in both the Form 10-K/A and the Form 10-Q/A has been amended to now include management’s conclusion on the effectiveness of the Company’s disclosure controls and procedures as of August 31, 2008 and as of November 30, 2008, as applicable.  Management has concluded that the disclosure controls and procedures were not effective but has implemented remediation procedures to now render the disclosure controls and procedures effective.  See page 3 of the Form 10-K/A and pages 2 to 3 of the Form 10-Q/A-2 for the requested amendments.

Also, I confirm that the omission of this disclosure was inadvertent.

2.
I confirm that management has completed its assessment of the Company’s internal control over financial reporting.  The disclosure in the Form 10-K/A has been amended accordingly.  See pages 4 to 5 of the Form 10-K/A for the requested amendment.

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Form 10-Q for the Fiscal Quarter Ended November 30, 2008

Disclosure Controls and Procedures, page 15

3.	I confirm that definition of “disclosure controls and procedures” has been modified in the Form 10-Q/A as requested. See pages 2 to 3 of the Form 10Q/A-2 for the requested amendment.

Exhibit 31

4.
I confirm that the Exhibit 31 in both the Form 10-K/A and the Form 10-Q/A have been amended to match the exact text required in the Section 302 certifications.  See pages 9 and 10 of the Form 10-K/A and pages 6 and 7 of the Form 10-Q for the requested amendments.

Also, I confirm that the Company will comply with this comment in all future filings or otherwise advise.

The following are the responses to your comments found in your March 17, 2009 comment letter.

Response Letter Dated March 4, 2009

1.
I confirm that the disclosure in both the Form 10-K/A and the Form 10-Q/A has been amended to now include management’s conclusion on the effectiveness of the Company’s disclosure controls and procedures as of August 31, 2008 and as of November 30, 2008, as applicable.  Management has concluded that the disclosure controls and procedures were not effective but has implemented remediation procedures to render the disclosure controls and procedures effective.  See page 3 of the Form 10-K/A and pages 2 to 3 of the Form 10-Q/A-2 for the requested amendments.

Form 10-Q/A-1, For the Fiscal Quarter Ended November 30, 2008

Disclosure Controls and Procedures, page 15

2.
The disclosure in the Form 10-Q/A-2 has been amended to now include management’s conclusion that the Company’s disclosure controls and procedures were not effective as of November 30, 2008 and that the Company has implemented remediation procedures to render the disclosure controls and procedures effective.  See pages 2 to 3 of the Form 10-Q/A-2 for the requested amendments.

The disclosure has also been amended to disclose the changes in internal controls over financial reporting. See pages 2 to 3 of the Form 10-Q/A-2 for the requested amendments.

3.
Management no longer believes that the Company’s disclosure controls and procedures at November 30, 2008 were effective and have modified the disclosure in the Form 10-Q/A-2 accordingly.  See pages 2 to 3 of the Form 10-Q/A-2 for the requested amendments.

The Company acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust the above to be satisfactory.  If you have any questions or require anything further please give me a call.

Sincerely,

Pioneer Exploration Inc.

Per:  /s/ Warren Robb

Warren Robb
CFO

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 10-K/A
1st Amendment

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 0R 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended   August 31, 2008

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 0R 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_____________________to _____________________

Commission file number  000-51841

PIONEER EXPLORATION INC.
(Exact name of registrant as specified in its charter)

Incorporated in the State of Nevada	98-0491551
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
750 West Pender Street, Suite 202 Vancouver, British Columbia, Canada	V6C 2T7
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  210 401 9857

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered

None	N/A

Securities registered pursuant to Section 12(g) of the Act:

common stock - $0.001 par value
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
     [   ] Yes         [ T ]  No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
     [   ] Yes         [ T ]  No

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Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the last 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     [ T ] Yes         [   ]  No

Indicate by check mark if disclosure of delinquent filers in response to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  [ T ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company in Rule 12b-2 of the Exchange Act.

Larger accelerated filer                                                [     ]                                                                                                     Accelerated filer                                                   [     ]
Non-accelerated filer                                                     [     ]  (Do not check if a smaller reporting company)                Smaller reporting company                                 [ T ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
[ X ] Yes         [   ]  No

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity, as of the last business day of the registrant’s most recently completed second fiscal quarter: $826,450 as of February 29, 2008

State the number of shares outstanding of each of the issuer’s classes of common equity, as of the latest practicable date.

Class	Outstanding at November 28, 2008
common stock - $0.0001 par value	11,264,500

Documents incorporated by reference:  Exhibit 3.1 (Articles of Incorporation) and Exhibit 3.2 (By-laws) both filed as exhibits to Pioneer’s registration statement on Form SB-2 filed on July 13, 2006; Exhibit 10.4 (Letter Agreement (Macleod)) filed as an exhibit to Pioneer’s Form 8-K (Current Report) filed on November 13, 2008; Exhibit 10.5 (Letter Agreement(McGavney)) filed as an exhibit to Pioneer’s Form 8-K (Current Report) filed on November 13, 2008; Exhibit 10.6 (Share Purchase Agreement (Macleod)) filed as an exhibit to Pioneer’s Form 8-K (Current Report) filed on November 26, 2008; Exhibit 10.7 (Share Purchase Agreement (McGavney)) filed as an exhibit to Pioneer’s Form 8-K (Current Report) filed on November 26, 2008; and Exhibit 14 (Code of Ethics) filed as an exhibit to Pioneer’s Form 10-Q (Quarterly Report) filed on April 16, 2008.

Page - 4

Pioneer Exploration Inc.

Form 10-K/A
1st Amendment

EXPLANATORY NOTE

This Form 10-K/A – 1st Amendment for the fiscal year ended August 31, 2008, which was originally filed on December 2, 2008 (the “Report”), is being filed (1) to revise Part II to correct the inadvertent omission of certain language from Item 9A – Controls and Procedures and to confirm management’s assessment of Pioneer Exploration Inc.’s controls and procedures, and (2) to correct the language in Exhibit 31 to match the exact text of the required Section 302 certifications.

This amendment to the Report does not alter any part of the content of the Report, except for the changes and additional information provided in this amendment, and this amendment continues to speak as of the date of the Report.  Pioneer Exploration Inc. has not updated the disclosures contained in this amendment to reflect any events that occurred at a date subsequent to the filing of the Report.  The filing of this amendment is not a representation that any statements contained in the Report or this amendment are true or complete as of any date subsequent to the date of the Report.  This amendment does not affect the information originally set forth in the Report, the remaining portions of which have not been amended.  Accordingly, this Form 10-K/A should be read in conjunction with Pioneer Exploration Inc.’s filings made with the SEC subsequent to the filing of the original Form 10-K on December 2, 2008 (SEC Accession No. 0001108078-08-000173).

PART II

Item 9A.  Controls and Procedures.

Disclosure Controls and Procedures

In connection with the preparation of this annual report on Form 10-K, an evaluation was carried out by Pioneer’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of Pioneer’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (“Exchange Act”)) as of August 31, 2008.  Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.

Based on that evaluation, Pioneer’s management concluded, as of the end of the period covered by this report, that Pioneer’s disclosure controls and procedures were not effective in recording, processing, summarizing, and reporting information required to be disclosed, within the time periods specified in the Securities and Exchange Commission’s rules and forms.  In particular, Pioneer failed to complete and file its assessment of its internal controls over financial reporting in a timely manner.

Subsequently, management has implemented the following remediation procedures to render the disclosure procedures and controls effective:

&	adopted a Disclosure Committee Charter (see Exhibit 99.1 for more details)
&	appointed Pioneer’s officers and directors to the Disclosure Committee
&	adopted policy to utilize external service providers to review and provide comment on disclosure reports and statements

As a result of the implementation of the remediation procedures, management believes that Pioneer’s disclosure controls and procedures will now be effective.

Page - 5

Management’s Report on Internal Controls over Financial Reporting

Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms.  Management is responsible for establishing and maintaining adequate internal control over financial reporting, as required by Sarbanes-Oxley (SOX) Section 404 A.  Pioneer’s internal control over financial reporting is a process designed under the supervision of Pioneer’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Pioneer’s financial statements for external purposes in accordance with U.S. generally accepted accounting principles.  Internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of Pioneer’s assets;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Pioneer’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of August 31, 2008, based on criteria established in Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  As a result of this assessment, management identified a material weakness in internal control over financial reporting.

Based on that evaluation, management concluded that, during the period covered by this report, the internal controls and procedures over financial reporting were not effective to detect the inappropriate application of US GAAP rules as more fully described below.  This was due to deficiencies that existed in the design or operation of Pioneer’s internal control over financial reporting that adversely affected its internal controls and that may be considered to be material weaknesses.

A material weakness is a control deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Pioneer’s annual or interim financial statements will not be prevented or detected on a timely basis.

The matters involving internal controls and procedures that management considered to be material weaknesses under the standards of the Public Company Accounting Oversight Board were: (1) lack of a functioning audit committee and lack of a majority of outside directors on Pioneer’s board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) inadequate segregation of duties consistent with control objectives; (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; and (4) ineffective controls over period end financial disclosure and reporting processes.  The aforementioned material weaknesses were identified by Pioneer’s Chief Financial Officer in connection with the audit of its financial statements as of August 31, 2008 and communicated the matters to management.

As a result of the material weakness in internal control over financial reporting described above, management has concluded that, as of August 31, 2008, Pioneer’s internal control over financial reporting was not effective based on the criteria in Internal Control – Integrated Framework issued by COSO.

Management believes that the material weaknesses set forth in items (2), (3) and (4) above did not have an affect on Pioneer’s financial results.  However, management believes that the lack of a functioning audit committee and lack of a majority of outside directors on Pioneer’s board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures can result in Pioneer’s determination to its financial statements for the future years.

Pioneer is committed to improving its financial organization.  As part of this commitment, Pioneer will create a position when funds are available to Pioneer to segregate duties consistent with control objectives and will increase its personnel resources and technical accounting expertise within the accounting function:  i) Appointing one or more outside directors to its board of directors who will also be appointed to the audit committee of Pioneer resulting in a fully functioning audit committee who will undertake the oversight in the establishment and monitoring of required internal controls and procedures; and ii) Preparing and implementing sufficient written policies and checklists that will set forth procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements.

Management believes that the appointment of one or more outside directors, who will also be appointed to a fully functioning audit committee, will remedy the lack of a functioning audit committee and a lack of a majority of outside directors on Pioneer’s Board.  In addition, management believes that preparing and implementing sufficient written policies and checklists will remedy the following material weaknesses:  (i) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; and (ii) ineffective controls over period end financial close and reporting processes.  Further, management believes that the hiring of additional personnel who have the technical expertise and knowledge will result proper segregation of duties and provide more checks and balances within the department.  Additional personnel will also provide the cross training needed to support Pioneer if personnel turn-over issues within the department occur.  This coupled with the appointment of additional outside directors will greatly decrease any control and procedure issues Pioneer may encounter in the future.

Page - 6

Management will continue to monitor and evaluate the effectiveness of Pioneer’s internal controls and procedures and its internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements, as necessary and as funds allow.

Pioneer’s independent auditors have not issued an attestation report on management’s assessment of Pioneer’s internal control over financial reporting.  As a result, this annual report does not include an attestation report of Pioneer’s independent registered public accounting firm regarding internal control over financial reporting.  Pioneer was not required to have, nor has Pioneer, engaged its independent registered public accounting firm to perform an audit of internal control over financial reporting pursuant to the rules of the Securities and Exchange Commission that permit Pioneer to provide only management’s report in this annual report.

Changes in Internal Controls over Financial Reporting

As of the end of the period covered by this report, there were no changes in Pioneer’s internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the quarter ended August 31, 2008, that materially affected, or are reasonably likely to materially affect, Pioneer’s internal control over financial reporting.

Subsequently, management has completed its assessment of Pioneer’s internal controls over financial reporting.  As a result of such assessment, management has made changes to Pioneer’s disclosure controls and procedures and implemented certain remediation procedures, as discussed above.  Also, management has made certain changes to Pioneer’s internal controls over financial reporting, as discussed above, that will materially affect Pioneer’s internal control over financial reporting.

PART III

Item 15.  Exhibits, Financial Statements Schedules.

(a)           Index to and Description of Exhibits.

All Exhibits required to be filed with the Form 10-K are included in this annual report or incorporated by reference to Pioneer’s previous filings with the SEC, which can be found in their entirety at the SEC website at www.sec.gov under SEC File Number 333-135743.

Exhibit	Description	Status
3.1	Articles of Incorporation, filed as an exhibit to Pioneer’s registration statement on Form SB-2 filed on July 13, 2006, and incorporated herein by reference.	Filed
3.2	By-Laws, filed as an exhibit to Pioneer’s registration statement on Form SB-2 filed on July 13, 2006, and incorporated herein by reference.	Filed
10.1	Property Purchase Agreement dated August 25, 2005, filed as an exhibit to Pioneer’s registration statement on Form SB-2 filed on July 13, 2006, and incorporated herein by reference.	Filed
10.2	Declaration of Trust, filed as an exhibit to Pioneer’s registration statement on Form SB-2 filed on July 13, 2006, and incorporated herein by reference.	Filed
10.3	Geological Report on the Pipe Claims, filed as an exhibit to Pioneer’s registration statement on Form SB-2 filed on July 13, 2006, and incorporated herein by reference.	Filed
10.4
Letter Agreement dated November 5, 2008 between Pioneer Exploration Inc. and Scott Macleod, filed as an exhibit to Pioneer’s Form 8-K (Current Report) filed on November 13, 2008, and incorporated herein by reference.
Filed
10.5
Letter Agreement dated November 5, 2008 between Pioneer Exploration Inc. and Ian McGavney, filed as an exhibit to Pioneer’s Form 8-K (Current Report) filed on November 13, 2008, and incorporated herein by reference.
Filed
10.6
Share Purchase Agreement dated November 20, 2008 between Pioneer Exploration Inc. and Scott Macleod, filed as an exhibit to Pioneer’s Form 8-K (Current Report) filed on November 26, 2008, and incorporated herein by reference.
Filed
10.7
Share Purchase Agreement dated November 20, 2008 between Pioneer Exploration Inc. and Ian McGavney, filed as an exhibit to Pioneer’s Form 8-K (Current Report) filed on November 26, 2008, and incorporated herein by reference.
Filed
10.8
Promissory Note dated November 20, 2008 given to Tiger Ventures Group Ltd. by Pioneer Exploration Inc., filed as an exhibit to Pioneer’s Form 10-K (Annual Report) filed on December 2, 2008, and incorporated herein by reference.
Filed
14	Code of Ethics, filed as an exhibit to Pioneer’s Form 10-Q (Quarterly Report) filed on April 16, 2008, and incorporated herein by reference.	Filed
31	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Included
32
Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed as an exhibit to Pioneer’s Form 10-K (Annual Report) filed on December 2, 2008, and incorporated herein by reference.
Filed
99.1	Disclosure Committee Charter	Included

Page - 7

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, Pioneer Exploration Inc. has caused this report to be signed on its behalf by the undersigned duly authorized person.

PIONEER EXPLORATION INC.

By:              /s/ Warren Robb
Name:                      Warren Robb
Title:                      Director and CEO
Dated:                      March 30, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of Pioneer Exploration Inc. and in the capacities and on the dates indicated have signed this report below.

Signature	Title	Date
/s/ Warren Robb	President, Chief Executive Officer, Principal Executive Officer, Chief Financial Officer, Principal Financial Officer, Principal Accounting Officer Member of the Board of Directors	March 30, 2009
/s/ Thomas Brady	Treasurer, and Corporate Secretary Member of the Board of Directors	March 30, 2009

Page - 8

Exhibit 31

Page - 9

PIONEER EXPLORATION INC.
CERTIFICATIONS PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION

I, Warren Robb, certify that:

1.  I have reviewed this annual report on Form 10-K for the fiscal year ending August 31, 2008 of Pioneer Exploration Inc.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.  The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:  March 30, 2009

/s/ Warren Robb
Warren Robb

Chief Executive Officer

Page - 10

PIONEER EXPLORATION INC.
CERTIFICATIONS PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION

I, Warren Robb, certify that:

1.  I have reviewed this annual report on Form 10-K for the fiscal year ending August 31, 2008 of Pioneer Exploration Inc.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.  The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:  March 30, 2009

/s/ Warren Robb
Warren Robb

Chief Financial Officer

Page - 11

Exhibit 99.1

Page - 12

Pioneer Exploration Inc.

DISCLOSURE COMMITTEE CHARTER

Disclosure Policy

All disclosures made by Pioneer to its security holders or the investment community should (i) be accurate, complete and timely, (ii) present fairly, in all material respects, Pioneer’s financial condition, results of operations and cash flows, and (iii) meet any other legal, regulatory or stock exchange requirements.

Committee Purpose

Pioneer’s Disclosure Committee (the “Committee”) will assist Pioneer’s officers and directors (collectively, the “Senior Officers”) fulfilling Pioneer’s and their responsibilities regarding (i) the identification and disclosure of material information about Pioneer and (ii) the accuracy, completeness and timeliness of Pioneer’s financial reports.

Responsibilities

Subject to the supervision and oversight of Senior Officers, the Committee will be responsible for the following tasks:

•
Review and, as necessary, help revise Pioneer’s controls and other procedures (“Disclosure Controls and Procedures”) to ensure that (i) information required by Pioneer to be disclosed to the Securities and Exchange Commission (the “SEC”), and other written information that Pioneer will disclose to the public is recorded, processed, summarized and reported accurately and on a timely basis, and (ii) such information is accumulated and communicated to management, including the Senior Officers, as appropriate to allow timely decisions regarding required disclosure.

•	Assist in documenting, and monitoring the integrity and evaluating the effectiveness of, the Disclosure Controls and Procedures.

•
Review Pioneer’s (i) annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, proxy statement, material registration statements, and any other information filed with the SEC (collectively, the “Reports”), (ii) press releases containing financial information, earnings guidance, forward-looking statements, information about material transactions, or other information material to Pioneer’s shareholders, (iii) correspondence broadly disseminated to shareholders, and (iv) other relevant communications or presentations (collectively, the “Disclosure Statements”).

•
Discuss information relative to the Committee’s responsibilities and proceedings, including (i) the preparation of the Disclosure Statements and (ii) the evaluation of the effectiveness of the Disclosure Controls and Procedures.

Page - 13

Other Responsibilities

The Committee will have such other responsibilities, consistent with the Committee’s purpose, as any Senior Officer may assign to it from time to time.

Disclosure Control Considerations

The Committee will base the review and revision of the Disclosure Controls and Procedures on the following factors:

•
Control Environment: The directives of the Board of Directors and the Audit Committee; the integrity and ethical values of Pioneer’s officers and employees, including the “tone at the top”; Pioneer’s Code of Ethics; and the philosophy and operating style of management, including how employees are organized and how authority is delegated.

•	Risk Assessment: The identification and analysis of relevant risks to achieving the goal of accurate and timely disclosure, forming a basis for determining how the risks should be managed.

•	Control Activities: The procedures to ensure that necessary actions are taken to address and handle risks to achievement of objectives.

•	Information and Communication: The accumulation, delivery and communication of financial information throughout (i.e., up, down and across) the organization.

•
Monitoring: The assessment of the quality of the financial reporting systems over time through ongoing monitoring and separate evaluations, including through regular management supervision and reporting of deficiencies upstream.

Organization

The members of the Committee will be comprised of Pioneer’s officers and directors.

The Committee may designate two or more individuals, at least one of whom will be knowledgeable about financial reporting and another about law, who can, acting together, review Disclosure Statements when time does not permit full Committee review.

The Senior Officers at their option may, at any time and from time to time, assume any or all of the responsibilities of the Disclosure Committee identified in this Charter, including, for example, approving Disclosure Statements when time does not permit the full Committee (or the designated individuals) to meet or act.

The Committee may, at any time and from time to time, utilize external service providers to review and provide further comment on the Reports and the Disclosure Statements.

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Chair

The Chief Financial Officer of Pioneer will act as the Chair of the Committee (unless and until another member of the Committee will be so appointed by any Senior Officer).

Meetings and Procedures

The Committee will meet or act as frequently and as formally or informally as circumstances dictate to (i) ensure the accuracy, completeness and timeliness of the Disclosure Statements and (ii) evaluate the Disclosure Controls and Procedures and determine whether any changes to the Disclosure Controls and Procedures are necessary or advisable in connection with the preparation of the Reports or other Disclosure Statements, taking into account developments since the most recent evaluation, including material changes in Pioneer’s organization and business objectives and any material change in economic or industry conditions.

The Committee will adopt, whether formally or informally, such procedures as it deems necessary to facilitate the fulfillment of its responsibilities.

Full Access

The Committee will have full access to all of Pioneer’s books, records, assets, facilities and personnel, including the internal auditors, in connection with fulfilling its responsibilities.

Charter Review

The Committee will review and assess this Charter annually and recommend any proposed changes to the Senior Officers for approval.

Interpretation

Any questions of interpretation regarding this Charter, or the Committee’s responsibilities or procedures, will be determined initially by the Chair and, to the extent necessary, ultimately by the Senior Officers.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 10-Q/A
2nd Amendment
(Mark One)

[ X ]	QUARTERLY REPORT UNDER SECTION 13 0R 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended  November 30, 2008

[ ]	TRANSITION REPORT UNDER SECTION 13 0R 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to _____________________

Commission file number     333-135743

Incorporated in the State of Nevada	98-0491551
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
750 West Pender Street, Suite 202 Vancouver, British Columbia, Canada	V6C 2T7
(Address of principal executive offices)	(Zip Code)

n/a (Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
 [ X ] Yes         [    ]  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company in Rule 12b-2 of the Exchange Act.

Larger accelerated filer                                                [     ]                                                                                                           Accelerated filer                                         [     ]
Non-accelerated filer                                                     [     ]  (Do not check if a smaller reporting company)                      Smaller reporting company                      [ X ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[ X ] Yes         [   ]  No

APPLICABLE ONLY TO CORPORATE ISSUERS

State the number of shares outstanding of each of the issuer’s classes of common equity, as of the latest practicable date.

Class	Outstanding at January 6, 2009
common stock - $0.001 par value	11,264,500

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Pioneer Exploration Inc.
Form 10-Q/A
2nd Amendment

EXPLANATORY NOTE

This Form 10-Q/A – 2nd Amendment for the quarterly period ended November 30, 2008, which was originally filed on January 8, 2009 (the “Report”) and subsequently amended by the Form 10-Q/A – 1st Amendment, which was filed on March 5, 2009, is being filed (1) to revise Part I to correct the inadvertent omission of certain language from Item 4 – Controls and Procedures and to confirm management’s assessment of Pioneer Exploration Inc.’s controls and procedures, and (2) to correct the language in Exhibit 31 to match the exact text of the required Section 302 certifications.

This amendment to the Report does not alter any part of the content of the Report, except for the changes and additional information provided in this amendment, and this amendment continues to speak as of the date of the Report.  Pioneer Exploration Inc. has not updated the disclosures contained in this amendment to reflect any events that occurred at a date subsequent to the filing of the Report.  The filing of this amendment is not a representation that any statements contained in the Report or this amendment are true or complete as of any date subsequent to the date of the Report.  This amendment does not affect the information originally set forth in the Report, the remaining portions of which have not been amended.  Accordingly, this Form 10-Q/A should be read in conjunction with Pioneer Exploration Inc.’s filings made with the SEC subsequent to the filing of the original Form 10-Q on January 8, 2009 (SEC Accession No. 0001108078-09-000002).

PART I – FINANCIAL INFORMATION

Item 4.  Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Management maintains “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), that are designed to ensure that information required to be disclosed in Pioneer’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to management, including Pioneer’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

In connection with the preparation of this quarterly report on Form 10-Q, an evaluation was carried out by management, with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of Pioneer’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of November 30, 2008.

Based on that evaluation, management concluded, as of the end of the period covered by this report, that Pioneer’s disclosure controls and procedures were not effective in recording, processing, summarizing, and reporting information required to be disclosed, within the time periods specified in the Securities and Exchange Commission’s rules and forms.  In particular, Pioneer failed to complete and file its assessment of its internal controls over financial reporting in a timely manner for the fiscal year ended August 31, 2008.  As a result, Pioneer’s disclosure controls and procedures have not been effective since then and, as a result, were not effective for the period covered by this report.

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Subsequently, management has implemented the following remediation procedures to render the disclosure procedures and controls effective:

&	adopted a Disclosure Committee Charter (see Exhibit 99.1 for more details)
&	appointed Pioneer’s officers and directors to the Disclosure Committee
&	adopted policy to utilize external service providers to review and provide comment on disclosure reports and statements

As a result of the implementation of the remediation procedures, management believes that Pioneer’s disclosure controls and procedures will now be effective.

Changes in Internal Controls over Financial Reporting

As of the end of the period covered by this report, management had not yet evaluated Pioneer’s internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) for the fiscal period ended August 31, 2008, which resulted in a material weakness of Pioneer’s disclosure controls and procedures.  Subsequently, management has completed its assessment of Pioneer’s internal controls over financial reporting.  As a result, management has now made changes to Pioneer’s disclosure controls and procedures and implemented certain remediation procedures, as discussed above.

As of the end of the period covered by this report, there were no changes in Pioneer’s internal controls over financial reporting during the quarter ended November 30, 2008, that materially affected, or are reasonably likely to materially affect, Pioneer’s internal control over financial reporting subsequent to the date of management’s last evaluation.  However, as a result of management’s completion of the assessment of Pioneer’s internal controls over financial reporting, certain changes have been made, as discussed above, that will materially affect Pioneer’s internal control over financial reporting.

PART II – OTHER INFORMATION

Item 6.  Exhibits

(a)	Index to and Description of Exhibits

All Exhibits required to be filed with the Form 10-Q are included in this quarterly report or incorporated by reference to Pioneer’s previous filings with the SEC, which can be found in their entirety at the SEC website at www.sec.gov under SEC File Number 333-135743.

Exhibit	Description	Status
3.1	Articles of Incorporation, filed as an exhibit to Pioneer’s registration statement on Form SB-2 filed on July 13, 2006, and incorporated herein by reference.	Filed
3.2	By-Laws, filed as an exhibit to Pioneer’s registration statement on Form SB-2 filed on July 13, 2006, and incorporated herein by reference.	Filed
10.1	Property Purchase Agreement dated August 25, 2005, filed as an exhibit to Pioneer’s registration statement on Form SB-2 filed on July 13, 2006, and incorporated herein by reference.	Filed
10.2	Declaration of Trust, filed as an exhibit to Pioneer’s registration statement on Form SB-2 filed on July 13, 2006, and incorporated herein by reference.	Filed
10.3	Geological Report on the Pipe Claims, filed as an exhibit to Pioneer’s registration statement on Form SB-2 filed on July 13, 2006, and incorporated herein by reference.	Filed
10.4
Letter Agreement dated November 5, 2008 between Pioneer Exploration Inc. and Scott Macleod, filed as an exhibit to Pioneer’s Form 8-K (Current Report) filed on November 13, 2008, and incorporated herein by reference.
Filed
10.5
Letter Agreement dated November 5, 2008 between Pioneer Exploration Inc. and Ian McGavney, filed as an exhibit to Pioneer’s Form 8-K (Current Report) filed on November 13, 2008, and incorporated herein by reference.
Filed
10.6
Share Purchase Agreement dated November 20, 2008 between Pioneer Exploration Inc. and Scott Macleod, filed as an exhibit to Pioneer’s Form 8-K (Current Report) filed on November 26, 2008, and incorporated herein by reference.
Filed
10.7
Share Purchase Agreement dated November 20, 2008 between Pioneer Exploration Inc. and Ian McGavney, filed as an exhibit to Pioneer’s Form 8-K (Current Report) filed on November 26, 2008, and incorporated herein by reference.
Filed
10.8
Promissory Note dated November 20, 2008 given to Tiger Ventures Group Ltd. by Pioneer Exploration Inc., filed as an exhibit to Pioneer’s Form 10-K (Annual Report) filed on December 2, 2008, and incorporated herein by reference.
Filed
14	Code of Ethics, filed as an exhibit to Pioneer’s Form 10-Q (Quarterly Report) filed on April 16, 2008, and incorporated herein by reference.	Filed
31	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Included
32
Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed as an exhibit to Pioneer’s Form 10-Q (Quarterly Report) filed on January 8, 2009, and incorporated herein by reference.
Filed
99.1	Disclosure Committee Charter, filed as an exhibit to Pioneer’s Form 10-K/Q-1 (Amended Annual Report) filed on March 30, 2009, and incorporated herein by reference	Filed

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SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, Pioneer Exploration Inc. has caused this report to be signed on its behalf by the undersigned duly authorized person.

PIONEER EXPLORATION INC.

Dated:                      March 30, 2009                                                                By:/s/ Warren Robb
Name:                      Warren Robb
Title:                      CEO and CFO
(Principal Executive Officer and
  Principal Financial Officer)

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Exhibit 31

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PIONEER EXPLORATION INC.
CERTIFICATIONS PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION

I, Warren Robb, certify that:

1.   I have reviewed this quarterly report on Form 10-Q for the quarter ending November 30, 2008 of Pioneer Exploration Inc.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.  The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:  March 30, 2009

/s/ Warren Robb
Warren Robb

Chief Executive Officer

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PIONEER EXPLORATION INC.
CERTIFICATIONS PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION

I, Warren Robb, certify that:

1.   I have reviewed this quarterly report on Form 10-Q for the quarter ending November 30, 2008 of Pioneer Exploration Inc.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.  The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:  March 30, 2009

/s/ Warren Robb
Warren Robb

Chief Financial Officer

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